FOR IMMEDIATE RELEASE                                       FRIDAY, MAY 9, 2003
                                                                (No.2003-05-08)

               CARMANAH ANNOUNCES FIRST QUARTER REVENUES UP 38%

VICTORIA, BC - MAY 9, 2003 - CARMANAH TECHNOLOGIES CORPORATION (TSX VE: CMH) is pleased to announce its first quarter results for the three months ended March 31, 2003 and 2002.

Carmanah's total revenues for the three months ended March 31, 2003 increased 38% to $1,906,478, compared to $1,381,044 for the same period in 2002. Revenues were derived from the sale of solar-powered LED (light emitting diode) hazard, safety and navigation lights. Sales were sourced through a worldwide distribution network and direct sales efforts in key market segments and territories. Revenue growth was achieved through increased investment in direct sales and marketing resources and activities. Sales increased throughout the Company's existing product lines and through the introduction of several new products.

Net income for the three months ended March 31, 2003 was $12,915 or $0.001 per share compared to a loss of $24,580 or $0.001 per share for the three months ended March 31, 2002. Earnings before interest, taxes, depreciation and amortization (EBITDA) was $63,883, compared with $72,267 for same period in 2002.

Carmanah's gross profit margin decreased to 52% of sales, a 4% reduction over previous year's 56% gross profit margin. This decrease was primarily the result of the decline of the US dollar, relative to our CAD dollar, as the Company's sales pricing of its products is primarily in US dollars. The Company will monitor any further changes in this exchange rate and take appropriate steps to help maintain its margins.

Wages and benefits expense for the three months ended March 31, 2003 increased 37% to $443,346, compared with $323,834 in the same period in 2002. This increase is the result of an increase in sales and administrative staff in support of planned sales growth. The wages and benefits expense as a percentage of sales remains consistent for both periods, at 23%.

Office and administration expenses in first quarter 2003 were $158,613, representing a 31% increase over 2002 at $121,488. During the first quarter of 2002, the Company was still running its entire operation in one building. It has since expanded into an adjacent building. This has resulted in increased rent, utilities and general office costs for first quarter 2003, compared with first quarter 2002.

During first quarter 2003, research and development expenses of $196,664 represented a 26% increase over the previous year's $155,894. Carmanah is investing in development of products for new markets, at a rate that is relative to its sales growth. As a percentage of sales, research and development expenses for 2003 are 10%, whereas for 2002 they are 11%.

Sales and marketing expenses in 2003 were $142,569, representing a 7% increase or $9,390 over 2002 at $133,179. Carmanah's continuous marketing for new and existing product lines throughout its worldwide marketplace resulted in an increase of $37,219 in marketing activities for the period ended March 31, 2003. However, Carmanah's tradeshow and related travel costs in the first quarter of 2003 were $29,109 lower than what occurred in first quarter 2002. This is due to timing of when key tradeshows take place that Carmanah chooses to attend.

         SUITE 1304-925 WEST GEORGIA ST., VANCOUVER, BC  CANADA  V6C 3L2
                  PHONE (604) 629-0264  TOLL FREE 1-866-629-0264
               FAX (604) 682-4768   E-MAIL: INVESTORS@CARMANAH.COM

Carmanah's cash and cash equivalents at March 31, 2003 were $1,690,276, compared to $679,100 at December 31, 2002. The increase is due primarily to receipt of funds raised on issuance of 2,000,000 shares at $0.74, resulting in net proceeds of $1,264,519. Approximately $245,000 of the cash usage is the result of increased inventory levels, and pay down on the Company's line of credit. The Company's net working capital at March 31, 2003 is $3,362,599 (current ratio of 4.47:1) as compared to $2,006,148 (2.71:1) at December 31, 2002.


ABOUT CARMANAH TECHNOLOGIES INC.

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, transit, roadway, railway, mining and aviation markets. The company has more than 50,000 units installed in 110 countries. The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For more information, please visit www.carmanah.com


On Behalf of the Board of Directors
CARMANAH TECHNOLOGIES CORPORATION

" Praveen Varshney "

PRAVEEN VARSHNEY, DIRECTOR



For further information, please contact:

INVESTOR RELATIONS:            MEDIA:
Mr. Praveen Varshney, Director Mr. David Davies
Tel:  (604) 629-0264           Tel:  (250) 382-4332
Toll-Free:  1-866-629-0264     ddavies@carmanah.com
investors@carmanah.com


         SUITE 1304-925 WEST GEORGIA ST., VANCOUVER, BC  CANADA  V6C 3L2
                  PHONE (604) 629-0264  TOLL FREE 1-866-629-0264
               FAX (604) 682-4768   E-MAIL: INVESTORS@CARMANAH.COM

CARMANAH TECHNOLOGIES CORPORATION
Consolidated Interim Balance Sheets

March 31, 2003 and December 31, 2002
(Unaudited - Prepared by Management)

                                                            MARCH 31, December 31,
                                                                 2003         2002
                                                          (UNAUDITED)    (audited)
Assets

Current assets:
    Cash and cash equivalents                            $  1,690,276   $  679,100
    Accounts receivable                                     1,383,395    1,366,780
    Inventories                                             1,173,206    1,057,666
    Prepaid expenses and deposits                              47,269       43,513
    Current portion of advances receivable                     36,000       26,844
                                                            4,330,146    3,173,903
Advances receivable                                            90,502      111,500
Equipment and leasehold improvements                          450,507      471,079
Patents                                                        34,905       34,154
                                                         $  4,906,060 $  3,790,636

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable and accrued liabilities            $     901,744   $  947,014
    Bank loan                                                  10,000      140,000
    Deferred revenue                                                -       11,042
    Current portion of long-term debt                          16,275       21,684
    Current portion of obligations under capital leases        37,388       48,015
    Due to related parties                                      2,140            -
                                                              967,547    1,167,755
Long-term debt                                                 55,139       55,139
Obligations under capital leases                               49,566       49,566

Shareholders' equity:
    Share capital                                           4,520,856    3,256,336
    Contributed surplus                                        64,385       26,188
    Deficit                                                 (751,433)    (764,348)
                                                            3,833,808    2,518,176
                                                         $  4,906,060 $  3,790,636


         SUITE 1304-925 WEST GEORGIA ST., VANCOUVER, BC  CANADA  V6C 3L2
                  PHONE (604) 629-0264  TOLL FREE 1-866-629-0264
               FAX (604) 682-4768   E-MAIL: INVESTORS@CARMANAH.COM

CARMANAH TECHNOLOGIES CORPORATION
Consolidated Interim Statements of Operations and Deficit

For the three months ended March 31, 2003 and 2002
(Unaudited - Prepared by Management)

                                                      2003          2002

Sales                                         $  1,906,478  $  1,381,044
Cost of sales                                      904,182       598,330
                                                 1,002,296       782,714

Operating expenses:
     Wages and benefits                            443,346       323,834
     Research and development                      196,664       155,894
     Sales and marketing                           142,569       133,179
     Office and administration                     158,613       121,488
     Bank charges and interest                      14,178        12,981
     Amortization of:
          Capital assets                            34,562        22,315
          Deferred development costs                     -        58,606
          Patents and other intangible assets        2,228         2,945
                                                   992,160       831,242

Operating income (loss) for the period              10,136      (48,528)

Interest and other income                            2,779        23,948

Net earnings (loss) for the period                  12,915      (24,580)

Deficit, beginning of period                     (764,348)     (800,741)

Deficit, end of period                        $  (751,433)  $  (825,321)

Earnings (loss) per share - basic and diluted   $    0.001  $    (0.001)

Weighted average number of shares outstanding   20,808,266    20,305,599

         SUITE 1304-925 WEST GEORGIA ST., VANCOUVER, BC  CANADA  V6C 3L2
                  PHONE (604) 629-0264  TOLL FREE 1-866-629-0264
               FAX (604) 682-4768   E-MAIL: INVESTORS@CARMANAH.COM

CARMANAH TECHNOLOGIES CORPORATION
Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2003 and 2002
(Unaudited - Prepared by Management)

                                                                        2003         2002

Cash provided by (used in):

Operations:
    Net earnings (loss) for the period                      $         12,915  $  (24,580)
    Amortization, an item not involving cash                          36,790       83,866
    Changes in non-cash operating working capital:
               Accounts receivable                                  (16,615)    (361,045)
               Inventories                                         (115,540)     (75,425)
               Prepaid expenses and deposits                         (3,756)     (14,865)
               Accounts payable and accrued liabilities             (45,270)      283,910
               Due to related parties                                  2,140            -
               Deferred revenue                                     (11,042)            -
                                                                   (140,378)    (108,139)

Investing:
     Decrease in advances receivable                                  11,842        5,886
     Purchase of equipment and leasehold improvements               (13,990)     (28,927)
     Patents                                                         (2,979)            -
                                                                     (5,127)     (23,041)

Financing:
     Proceeds on share issuance                                    1,480,000      237,600
     Share issuance costs                                          (215,481)            -
     Contributed surplus                                              38,198            -
     Bank loan                                                     (130,000)       20,000
     Repayment of long term debt                                     (5,409)      (5,586)
     Principal payments of obligations under capital leases         (10,627)      (6,733)
                                                                   1,156,681      245,281
Increase in cash and cash equivalents                              1,011,176      114,101
Cash and cash equivalents, beginning of period                       679,100    1,060,817
Cash and cash equivalents, end of period                        $  1,690,276 $  1,174,918


         SUITE 1304-925 WEST GEORGIA ST., VANCOUVER, BC  CANADA  V6C 3L2
                  PHONE (604) 629-0264  TOLL FREE 1-866-629-0264
               FAX (604) 682-4768   E-MAIL: INVESTORS@CARMANAH.COM